UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: August 2026

Commission file number: 001-36578

ENLIVEX LTD.

(Translation of registrant’s name into English)

14 Einstein Street, Nes Ziona, Israel 7403618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Amendment to Senior Secured Convertible Promissory Note

As previously reported, on March 23, 2026, Enlivex Ltd., a company organized under the laws of the State of Israel (the “Company”), issued and sold to Lind Global Asset Management XIV, LLC, a Delaware limited liability company (the “Investor”), a Senior Secured Convertible Promissory Note due March 23, 2027 (the “Note”) in the aggregate principal amount of $21.0 million.

On August 11, 2026, the Company and the Investor entered into an amendment to the Note (the “Amendment”), pursuant to which: (i) the event of default that would occur if the Company’s market capitalization remained below $75.0 million for ten consecutive trading days was deleted, and the Investor waived the event of default that had previously occurred with respect thereto; (ii) the remaining aggregate principal amount outstanding under the Note was increased from approximately $16.3 million to $19.2 million; (iii) the maturity date was extended from March 23, 2027 to such date on which the Company shall have repaid the outstanding principal balance in full, based upon monthly payments that have been reduced from approximately $2.3 million to $1.2 million (which amount may be waived by the Holder in its sole discretion with respect to any monthly payment, in which case the maturity date shall be extended for one additional month); (iv) interest at the rate of 10.0% per annum will accrue on the Note for each calendar day on which the Company’s market capitalization is less than $75.0 million; (v) the Holder may, in its discretion, convert the Note into the Company’s ordinary shares from time to time on one or more occasions, and the amount of any such conversion shall be credited against the next succeeding monthly payment or payments; (vi) the conversion price has been revised to be the lower of (x) $40.37625 and (y) eighty percent (80%) of the average of the three lowest daily volume weighted average prices of the ordinary shares during the 20 trading days prior to the Investor’s delivery of the applicable notice of conversion; and (vii) for the six-month period immediately following the date of the Amendment, the Company may prepay the note in cash at a reduced premium of 2.5% rather than 5.0%.

Except as described above, all other material terms of the Note remain unmodified and in full force and effect. The foregoing description of the Amendment is only a summary and is qualified in its entirety by reference to the complete text of the Amendment, a copy of which is filed as Exhibit 10.1 to this Report on Form 6-K and incorporated by reference herein.

The information contained in this Report on Form 6-K (including the exhibits hereto) is hereby incorporated by reference into the Company’s registration statements on Forms S-8, F-3 and F-3MEF (File No. 333-256799, File No. 333-232413, File No. 333-252926, File No. 333-286956, File No. 333-292417, File No. 333-294284 and File No. 333-298071), filed with the SEC.

Exhibit No.	Description
10.1	Amendment No. 1 to Senior Secured Convertible Promissory Note, dated August 11, 2026, by and between Enlivex Ltd. and Lind Global Asset Management XIV LLC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlivex Ltd.
(Registrant)

By:	/s/ Oren Hershkovitz
Name:	Oren Hershkovitz
Title:	Chief Executive Officer

Date: August 11, 2026

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